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April 17, 2012

Board of Trustees

Met Investors Series Trust

5 Park Plaza

Suite 1900

Irvine, California 92614

Re: AllianceBernstein Global Dynamic Allocation Portfolio

Ladies and Gentlemen:

You have asked for our opinion as to whether taxable income reported by AllianceBernstein Global Dynamic Allocation Portfolio (the “Portfolio”), a regulated investment company, as a consequence of its investment in a Cayman Island corporation wholly owned by the Portfolio, will be income described in section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”).

Parties to the Transaction

The Portfolio is a series of Met Investors Series Trust, a statutory trust organized under the laws of the State of Delaware. The Portfolio has elected to be taxable as a regulated investment company under subchapter M of the Code, and as such will be considered a corporation for federal income tax purposes. See Code section 851(g).

AllianceBernstein Global Dynamic Allocation Portfolio, Ltd. (the “Subsidiary”), a Cayman Islands exempted company, will be wholly owned by the Portfolio. Subsidiary will be taxable as a corporation for United States federal income tax purposes.

Facts and Assumptions

In rendering our opinion, we have reviewed and relied upon the facts set out in the Prospectus and Statement of Additional Information relating to the Portfolio (the “Disclosure Documents”) which will be filed with the Securities and Exchange Commission on or about April 30, 2012, and will be presented to the Board of Trustees of Met Investors Series Trust at its meeting on or about May 22, 2012. The Portfolio may invest up to 10% of its total assets in the Subsidiary. The purpose of the Subsidiary is to provide the Portfolio with economic exposure to the commodities markets which, for the reasons described below, might not be possible directly through the Portfolio itself.

We have relied, without independent verification, upon the factual statements made in the Disclosure Documents, and assume that there will be no change in material facts disclosed therein between the date of this opinion and the date on which the Disclosure Documents become effective. We further assume that the transaction will be carried out in accordance with the Disclosure Documents.

BOSTON  NEW YORK  WASHINGTON, DC

Met Investors Series Trust

April 17, 2012

Discussion

The Portfolio must meet several requirements in order to qualify as a regulated investment company under subchapter M of the Code. One of those requirements is an asset test: at the close of each quarter of its taxable year, no more than 25% of the value of its total assets is invested in the securities of any one issuer. Code section 851(b)(3)(B). (The rule is not violated if an investment is less than 25% of total assets at the close of one quarter but exceeds 25% at the close of a subsequent quarter as a result of an increase in value of the issuer, and not as a result of any purchase of additional securities by the regulated investment company. See Code section 851(d)(1)). Since the Portfolio will never invest more than 10% of its total assets in the Subsidiary, the investment in the Subsidiary will not violate this rule.

A second requirement is an income test: the Portfolio must derive at least 90% of its gross income for a taxable year from specified sources. Code section 851(b)(2). The sources are dividends, interest, payments with respect to securities loans (as defined), and gains from the sale or other disposition of stocks or securities (as defined) or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and income from certain publicly traded partnerships. Income derived from commodities is not one of the specified sources from which a regulated investment company must derive 90% of its gross income, and accordingly if the Portfolio were to earn more than 10% of its gross income from commodities it could not qualify as a regulated investment company.

The Subsidiary will be a “controlled foreign corporation” as defined in section 957(a) of the Code, and the Portfolio will be a “United States shareholder” of the Subsidiary as defined in section 951(b) of the Code. As a consequence, under Code section 951(a)(1)(A)(i) the Portfolio will be required to include in its own income currently, whether or not distributed, all of the income of the Subsidiary that constitutes “Subpart F income.” Subpart F income includes a number of defined categories of income, among which is “foreign personal holding company income.” That term is defined in Code section 954(c) as including “the excess of gains over losses from transactions (including futures, forward and similar transactions) in any commodities.” In certain cases, such as commodities hedging by a business which uses actual commodities in its business, income from commodities transactions is not foreign personal holding company income, but the Subsidiary’s commodities income, as described in the Disclosure Documents, is very likely to be foreign personal holding company income which will be required to be included in the Portfolio’s income currently under Code section 951(a)(1)(A)(i).

As noted above, qualifying income for the Portfolio includes, among other things, both dividends and “other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies . . .” The flush language in Code section 851(b)(2), appearing after subparagraph (B), provides that “there shall be treated as dividends amounts included in gross income under section

Met Investors Series Trust

April 17, 2012

951(a)(1)(A)(i) … for the taxable year to the extent that, under section 959(a)(1) …, there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.” Thus, to the extent actually distributed, the statute expressly provides that the commodities income earned by Subsidiary will be a “dividend,” and therefore qualifying income, for purposes of the regulated investment company income test.

Amounts required to be included in gross income under Code section 951(a)(1)(A)(i) would not, unless distributed, be treated as dividends under Code section 851(b)(2). But such amounts would constitute income derived with respect to the Portfolio’s business of investing in the stock of the Subsidiary, and as such should qualify under the literal language of the “other income” provision of Code section 851(b)(2). It can be argued that the explicit statutory provision treating Subpart F income that is actually distributed as dividends for this purpose creates an implication that similar income that is not distributed is not qualifying income for a regulated investment company, despite the literal language of the “other income” provision. We do not believe that such an implication is warranted, however, principally because the “other income” provision is broader, and was added to the statute long after the enactment of the dividend distribution provision with the express Congressional intention of validating then existing broad administrative interpretations of the law. We believe it is much more plausible that Congress simply did not realize that the new, broader and more liberal “other income” provision had the effect of mooting the previously existing dividend distribution provision.1 For a complete discussion of the legislative background of the “other income” provision which concludes that the requirement of actual distribution is no longer relevant, see D. Collinson, “Qualifying Income of a RIC From Investment in a CFC,” 114 Tax Notes 673 (June 11, 2007).

The Internal Revenue Service has issued 71 private letter rulings which hold explicitly that Subpart F income derived from commodities and included in income by a regulated investment company is other income derived with respect to its business of investing in the stock of the subsidiary and is therefore qualifying income for purposes of the regulated investment company income test. Private letter rulings do not have the force of published rulings or regulations, or case law, and may not be cited as precedent or relied upon by taxpayers other than the taxpayer to whom the ruling was given. However, private letter rulings do give an indication of the thinking of the Internal Revenue Service on a particular topic, and therefore provide a degree of comfort to private counsel in providing opinions to clients.

In the summer of 2011, the Internal Revenue Service stopped issuing such rulings. There was no formal announcement of the decision to stop ruling in the area, and accordingly no official explanation of why no further rulings were being issued. There was speculation that the Commodities Futures Trading Commission was concerned that mutual funds allowed inappropriate levels of exposure to commodities markets in a vehicle not subject to CFTC regulation. L. Sheppard, “News Analysis: IRS Suspends RIC Commodities Investments Rulings”, Tax Analysts Doc # 2011-16450, in Tax Notes Today Headlines, July 28, 2011.

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We note, furthermore, that we can discern no policy reason for distinguishing between those amounts required to be included in gross income under Code section 951(a)(1)(A)(i) that are distributed and those that are not in terms of regulated investment company income qualification. In either case the source of the income is commodities, and the logical policy result is that the tax treatment should be the same. Since it is beyond doubt that distributed amounts qualify, there is no policy justification for treating undistributed amounts any differently.

Met Investors Series Trust

April 17, 2012

However, indications from the Internal Revenue Service suggest that a large backlog of ruling requests is pending, and that the Internal Revenue Service hopes to provide uniform guidelines for regulated investment companies which hold indirect investments in commodities. These guidelines would have prospective effect, and would not require immediate changes by existing regulated investment companies regardless of whether the particular investment company had obtained its own private letter ruling. L. Sheppard, “IRS Will Allow Mutual Fund Commodities Investments,” Tax Analysts Doc. #2011-22469, in Tax Notes Today Headlines, October 26, 2011, reporting on statements by Steven Larson, IRS Associate Chief Counsel, at the ABA Tax Section Meetings on October 21, 2011. Thus the suspension of the issuance of private letter rulings in the area does not appear to suggest that the Internal Revenue Service has altered its conclusions as to existing tax law.

On January 26, 2012, the U.S. Senate Permanent Subcommittee on Investigations held hearings on investments in commodities by regulated investment companies. At the hearings, Senator Carl Levin urged that the Internal Revenue Service not issue any further private letter rulings in the area, argued that commodities trading was inappropriate for regulated investment companies and led to speculation and increased commodities prices, and questioned why the Internal Revenue Service had not applied sham transaction and economic substance arguments to attack the use of entities such as the Subsidiary to provide commodities exposure to regulated investment companies. In prepared testimony, the Commissioner of Internal Revenue, Douglas H. Shulman, described the background underlying the private letter rulings previously issued and presented a memorandum prepared by the IRS Office of Chief Counsel. The memorandum provides technical support for the position taken in the private letter rulings, and points out that a taxpayer’s choice of entity is generally respected under the sham transaction and economic substance doctrines. The memorandum also states that the moratorium on issuance of private letter rulings remains in effect while the Internal Revenue Service considers provision of guidance of general applicability. In the same hearings, Emily S. McMahon, Acting Assistant Secretary for Tax Policy in the United States Treasury Department, testified that the Treasury Department does not consider the issue of commodities exposure for regulated investment companies to be a matter of tax policy. The opinions set forth below are consistent with the position taken in the private letter rulings already issued and with the explanation of them in the memorandum from the IRS Office of Chief Counsel. While the hearings noted in this paragraph might lead to legislative change, we believe that our opinions properly interpret the current law.

Opinions

Based on the foregoing, it is our opinion that:

1. Any income of the Subsidiary which is included in the income of the Portfolio by reason of Code section 951(a)(1)(A)(i) will constitute qualifying income for purposes of the regulated investment company 90% gross income test to the extent actually distributed by the Subsidiary to the Portfolio in the year earned.

2. Any income of the Subsidiary which is included in the income of the Portfolio by reason of Code section 951(a)(1)(A)(i) should constitute qualifying income for purposes of the regulated investment company 90% gross income test even if not actually distributed by the Subsidiary to the Portfolio in the year earned.

Met Investors Series Trust

April 17, 2012

The foregoing opinions are based on the Code as in effect on the date hereof and administrative and judicial interpretations of it. No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly with retroactive effect.

This opinion is solely for the benefit of the Portfolio and the shareholders of the Portfolio and may not be otherwise quoted or relied upon by any person or entity without our prior express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-1A relating to the public offering of the shares of the Portfolio and to the use of our name and any reference to our firm in such Registration Statement or in the prospectus and statement of additional information constituting a part thereof. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Sullivan & Worcester LLP

SULLIVAN & WORCESTER LLP